Mail Stop 6010

November 3, 2006

Chene Gardner
Chief Executive Officer
Secure Netwerks, Inc.
10757 South River Front Pkwy, Suite 125
South Jordan, Utah 84095

**Re: Secure Netwerks, Inc.
        Amendment No. 2 to the Form 10-SB12G
        Filed on October 27, 2006
        File No. 1-32946**

Dear Mr. Gardner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB12G/Amendment No. 2

The Business of Secure Netwerks, page 1

1. We note your response to comment 2 and your revised disclosure. Our comment also sought the percentage of your clients that were referred by Synerteck. Therefore, our comment is reissued in part. Please revise your disclosure to indicate the percentage of your clients that are referred by Synerteck.

<u>Our Approach, page 2</u>

2. We note your response to comment 3 and your revised disclosure that you pay Amerilist the invoice amount before you receive the lead referral lists. To the extent the invoice amount is material, please disclose the amount you pay to Amerilist. If you do not believe the invoice amount is material, please provide us with the basis for this determination.

3. We note your response to comment 5 and your revised disclosure on page 2 that you have no agreements with outside consultants that are "material to our business." That disclosure seems inconsistent with your supplemental response indicating you have no agreements with your outside consultants. Additionally, we note your disclosure that you use outside consultants for approximately half of your clients. Please revise your document or explain to us the inconsistent statements. To the extent you do maintain agreements with your consultants, but believe such agreements are not material to your business, please provide us with a detailed explanation as to why you believe your agreements with outside consultants are not material to your business, especially in light of the percentage of your clients for which you use outside consultants.

<u>Statements of Stockholders' Deficit, page 27</u>

4. Please tell us how the $25,696 in liabilities was incurred by Secure Netwerks. It appears that the $25,696 assumption of liabilities was a capital contribution from the SportsNuts and would result in a positive APIC and Stockholders' Equity. Please tell us how you originally accounted for the liabilities that were later assumed by SportsNut and how you accounted for the assumption of the liability and the issuance of common stock, specifically referencing the accounting journal entries made.

<u>Statements of Cash Flows, page 28</u>

5. We note your response to comment 15. It appears that the changes to the cash flows statement were made in the redline version of your filing and not the unmarked version. Please revise your filing to ensure that your changes are reflected in both versions of your filing.

<u>g. Revenue Recognition, page 30</u>

6. We note your response to comment 16. Please tell us your return policy and when you offer sales discounts. Also discuss how you determined to record a zero allowance for returns and discounts, specifically referencing your historical return and sales discount experience.

*   *   *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dana Hartz at (202) 551- 3648 or Joseph Roesler, Accounting Branch Chief at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John Thomas, Esq.
10757 South River Front Parkway
Suite 125
South Jordan, Utah 84095